UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 0-23636

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hawthorn Bancshares, Inc.

300 SW Longview Blvd

Lee’s Summit, MO 64081-2101

(816) 347-8100

REQUIRED INFORMATION

See attachments to this report, which are incorporated herein by reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan
(Name of Plan)

Date: June 26, 2012	/s/ W. Bruce Phelps
W. Bruce Phelps
Chief Financial Officer

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-136477) of Hawthorn Bancshares, Inc. (formerly known as Exchange National Bancshares, Inc.) of our report dated June 26, 2012, with respect to the financial statements of the Hawthorn Bancshares Profit Sharing 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

/s/ BKD, LLP

St. Louis, Missouri

June 26, 2012

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

EIN 43-1626350 PN 002

Accountants’ Report and Financial Statements

December 31, 2011 and 2010

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

December 31, 2011 and 2010

Independent Accountants’ Report

Retirement and Investment Committee

Hawthorn Bancshares, Inc.

    Profit Sharing 401(k) Plan

Lee’s Summit, Missouri

We have audited the accompanying statements of net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

St. Louis, Missouri

June 26, 2012

Federal Employer Identification Number: 44-0160260

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Investments, At Fair Value	$15,968,446	$17,437,294

Receivables
Employer’s contribution	—	11,225
Employees’ contribution	—	24,178

	—	35,403

Net Assets Available for Benefits	$15,968,446	$17,472,697

See Notes to Financial Statements

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	$(1,087,637)	$870,487
Interest and dividends	286,891	390,105

Net investment income (loss)	(800,746)	1,260,592

Contributions
Employer	294,352	319,908
Participants	655,503	683,071
Other	—	205,272

	949,855	1,208,251

Total additions, net	149,109	2,468,843

Deductions
Benefits paid to participants	1,653,360	847,516

Net Increase (Decrease)	(1,504,251)	1,621,327
Net Assets Available for Benefits, Beginning of Year	17,472,697	15,851,370

Net Assets Available for Benefits, End of Year	$15,968,446	$17,472,697

See Notes to Financial Statements

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1:    Description of the Plan

The following description of the Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Hawthorn Bancshares, Inc. and its subsidiaries (collectively the “Company”) for the benefit of the employees of the Company who have at least 90 days of service and are age 21 or older. An eligible employee becomes a participant in the Plan on the first day of each quarter of the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Capital Bank and Trust Company is the trustee of the Plan.

Contributions

The Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. All employer contributions are allocated to a participant’s account based on that participant’s compensation compared to the total compensation of all eligible participants. In addition, the Company matches the participant’s salary deferral into the plan dollar for dollar up to 3% of the participant’s annual salary. All contributions are made conditioned upon their deductibility for federal income tax purposes.

Participants have the option to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS).

Participant Investment Account Options

Investment account options available include various mutual funds and common stock of the Company. Each participant has the option of directing his/her contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings. Allocations are based on participant earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Vesting

Participant contributions and earnings thereon are 100% vested at all times. Employer contributions and earnings thereon vest 20% per year of service and become fully vested at the completion of five years of service at the Company. At the time a participant terminates his/her employment, the nonvested portion of the employer contribution account is forfeited and allocated to eligible participants on a pro rata allocation method.

Payment of Benefits

Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In the event of death, the participant’s account becomes fully vested and the balance is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through installments.

Plan Termination

Although the Company has not expressed any intention to do so, it may discontinue its contributions and terminate the Plan at any time. In such an event, the participants’ accounts become fully vested and are not subject to forfeiture.

Note 2:    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting except for benefits, which are recorded upon distribution, and present the net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Valuation of Investments

Investments in securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the period. If no sale has taken place, the securities are valued at the latest bid price. The investment in Company securities is valued at the latest bid price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year-end.

Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The IRS issued its latest determination letter on March 3, 2006, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, we believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date. The Plan is no longer subject to U.S. federal tax examinations for years before 2008.

Administrative Expenses

The administrative expenses of the Plan are paid by the Company.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 3:    Investments

The following table presents the Plan’s investments. Investments that represent 5% or more of total plan assets in either year are separately identified:

	2011	2010
Mutual Funds
American Funds Money Market Fund	$2,456,364	$2,762,697
Large Cap
American Funds Growth Fund	1,383,329	1,423,242
American Funds Washington Mutual Investors Fund	2,011,506	1,873,403
Other	2,147,675	2,270,636
Mid Cap
American Funds Small-Cap World Fund	1,203,240	1,274,775
Federated Kaufmann Fund	801,707	831,094
Fixed Income
American Funds Bond Fund	1,969,954	2,188,396
PIMCO Total Return Fund	1,579,161	1,737,789
International
American Funds Euro-Pacific Growth Fund	987,193	1,229,625
Company Securities – Hawthorn Bancshares, Inc.
Common Stock	1,424,747	1,845,627
Cash – Hawthorn Bancshares Awaiting Stock Purchase Fund	3,570	10

Total investments	$15,968,446	$17,437,294

During the years ended 2011 and 2010, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $(1,087,637) and $870,487, respectively, as follows:

	2011	2010
Mutual Funds	$(587,916)	$1,023,056
Company Securities – Hawthorn
Bancshares, Inc. Common Stock	(499,721)	(152,569)

Net appreciation in fair value	$(1,087,637)	$870,487

Interest and dividends realized on the Plan’s investments for the years ended 2011 and 2010 were $286,891 and $390,105, respectively.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 4:    Fair Value of Plan Assets

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. All of the Plan’s investments are considered Level 1 investments and include common stock of the Company and mutual funds.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31:

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

	Fair Value	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011
Common stock Financial	$1,424,747	$1,424,747	$—	$—
Mutual funds
Large Cap	$5,542,510	$5,542,510	$—	$—
Mid Cap	$2,004,947	$2,004,947	$—	$—
Fixed Income	$3,549,115	$3,549,115	$—	$—
International	$987,193	$987,193	$—	$—
Money market fund	$2,456,364	$2,456,364	$—	$—

December 31, 2010
Common stock Financial	$1,845,627	$1,845,627	$—	$—
Mutual funds
Large Cap	$5,567,281	$5,567,281	$—	$—
Mid Cap	$2,105,869	$2,105,869	$—	$—
Fixed Income	$3,926,185	$3,926,185	$—	$—
International	$1,229,625	$1,229,625	$—	$—
Money market fund	$2,762,697	$2,762,697	$—	$—

Note 5:    Party-in-interest Transactions

The Plan held an investment of 232,422 and 214,608 shares of common stock of the Company with a fair value of $1,424,747 and $1,845,627 at December 31, 2011 and 2010, respectively, and received dividends of $43,781 and $62,724 on such shares during 2011 and 2010, respectively.

These investments are considered allowable party-in-interest transactions under ERISA guidelines.

Note 6:    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

The current protracted economic decline presents employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Supplemental Schedule

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

EIN 43-1626350 PN 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Investment Type and Issuer	Description of Investment		Current Value
Mutual Funds
*American Funds Money Market Fund	2,456,364	Shares	$2,456,364
*American Funds Washington Mutual Investors Fund	71,078	Shares	2,011,506
*American Funds Bond Fund	156,968	Shares	1,969,954
*American Funds Growth Fund	48,504	Shares	1,383,329
PIMCO Total Return Fund	145,277	Shares	1,579,161
*American Funds Euro-Pacific Growth Fund	28,573	Shares	987,193
*American Funds Small-Cap World Fund	36,517	Shares	1,203,240
Federated Kaufmann Fund	172,410	Shares	801,707
Templeton Growth Fund	46,278	Shares	753,876
*American Funds New Perspective Fund	28,601	Shares	740,765
Invesco Structured Core Fund Investors	87,071	Shares	653,034

			14,540,129

*Hawthorn Bancshares, Inc. Common Stock	232,422	Shares	1,424,747

*Cash – Hawthorn Bancshares Awaiting Stock Purchase Fund			3,570

			$15,968,446

*	Represents party-in-interest to the Plan.